Exhibit (a)(5)(ii)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

ADAM FRANCHI, Individually and On

Behalf of All Others Similarly Situated,

Plaintiff,

v.

REPROS THERAPEUTICS INC.,
PATRICK FOURTEAU, KATHERINE A.
ANDERSON, DANIEL F. CAIN, LARRY
DILLAHA, NOLA E. MASTERSON,
SAIRA RAMASASTRY, MICHAEL G.
WYLLIE, ALLERGAN SALES, LLC, and
CELESTIAL MERGER SUB, INC.

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. JURY TRIAL DEMANDED CLASS ACTION

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.       This action stems from a proposed transaction announced on December 12, 2017 (the “Proposed Transaction”), pursuant to which Repros Therapeutics Inc. (“Repros” or the “Company”) will be acquired by Allergan Sales, LLC (“Parent”) and Celestial Merger Sub, Inc. (“Merger Sub” and collectively with Parent, “Allergan”).

2.       On December 11, 2017, Repros’ Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Allergan. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer, set to expire on January 29, 2018, and shareholders of Repros will receive $0.67 in cash for each share of Repros common stock.

3.       On December 29, 2017, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4.       The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5.       This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6.       This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.       Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.       Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Repros common stock.

9.       Defendant Repros is a Delaware corporation and maintains its principal executive offices at 2408 Timberloch Place, Suite B-7, The Woodlands, TX 77380. Repros’ common stock is traded on the NasdaqCM under the ticker symbol “RPRX.”

10.       Defendant Patrick Fourteau (“Fourteau”) has served as Chairman of the Board of Repros since 2016.

11.       Defendant Katherine A. Anderson (“Anderson”) is a director and Chief Financial Officer (“CFO”) of Repros.

12.       Defendant Daniel F. Cain (“Cain”) has served as a director Repros since 2004, and previously served as Chairman of the Board from 2005 through 2008.

13.       Defendant Larry Dillaha (“Dillaha”) is a director, President, and Chief Executive Officer (“CEO”) of Repros.

14.       Defendant Nola E. Masterson (“Masterson”) has served as a director of Repros since 2004, and previously served as Chairman of the Board from 2009 through May 2016.

15.       Defendant Saira Ramasastry (“Ramasastry”) has served as a director of Repros since 2013.

16.       Defendant Michael G. Wyllie (“Wyllie”) has served as a director of Repros since 2011.

17.       The defendants identified in paragraphs 10 through 16 are collectively referred to herein as the “Individual Defendants.”

18.       Defendant Parent is a Delaware limited liability company and a party to the Merger Agreement.

19.       Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of the Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

20.       Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Repros (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21.       This action is properly maintainable as a class action.

22.       The Class is so numerous that joinder of all members is impracticable. As of December 11, 2017, there were approximately 39,560,688 shares of Repros common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23.       Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24.       Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25.       The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26.       Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

27.       Repros was organized on August 20, 1987. The Company is a development stage biopharmaceutical company focused on the development of new drugs to treat hormonal and reproductive system disorders.

28.       The Company’s current pipeline includes Enclomiphene and Proellex®.

29.       Enclomiphene is a single isomer of clomiphene citrate and is an orally active proprietary small molecule compound. The Company is developing enclomiphene for men of reproductive age with low testosterone due to secondary hypogonadism. Secondary hypogonadism is associated with obesity and the Company believes it is among the most common causes of low testosterone in men. It is estimated that 13 million men in the U.S. experience low levels of testosterone, and the condition is becoming recognized with more frequency. Repros believes enclomiphene is highly differentiated from currently marketed testosterone treatments or those treatments in late stage development because it is an oral therapy and it treats the cause of secondary hypogonadism, which is inadequate pituitary hormones. Repros believes that by treating the cause of secondary hypogonadism, enclomiphene also has the potential to maintain reproductive status and potentially improve overall metabolic profiles. In addition, the Company continues to consider the potential for use of enclomiphene as an adjuvant therapy in hypogonadal men with Type 2 diabetes. The Company has an active IND open with the Division of Endocrine and Metabolic Products at the Food and Drug Administration (“FDA”) for this indication. Repros believes there may be an association between the restoration of normal pituitary function and improvement of metabolic conditions such as Type 2 diabetes. Research has been published which demonstrates that increased insulin resistance, a characteristic implicated in Type 2 diabetes, is associated with the onset of secondary hypogonadism.

30.       Proellex is a new chemical entity that acts as a selective blocker of the progesterone receptor and is being developed for the treatment of symptoms associated with uterine fibroids and endometriosis. There are currently no FDA-approved orally administered drug treatments for the long-term treatment of either uterine fibroids or endometriosis. The National Uterine Fibroids Foundation estimates that 80% of all women in the U.S. have uterine fibroids, and one in four of these women have symptoms severe enough to require treatment. The current standards of care for uterine fibroids and endometriosis consist of surgery or short-term treatment with gonadotropin-releasing hormone agonists drugs.

31.       On December 11, 2017, the Board caused the Company to enter into the Merger Agreement, pursuant to which the Company will be acquired by Allergan.

32.       Pursuant to the terms of the Merger Agreement, shareholders of Repros will receive $0.67 in cash for each share of Repros common stock.

33.       The Merger Agreement contains a “no solicitation” provision that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.2(a) of the Merger Agreement provides:

No Solicitation or Negotiation. From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.1, and except as otherwise specifically provided for in this Section 6.2, the Company shall not, shall cause each of its affiliates and its and their respective officers, directors and employees not to, and shall use its reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information) any inquiry regarding, or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal;

(ii)       engage, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or knowingly cooperate in any way with any Person (whether or not such Person is making a Competing Proposal) with respect to any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(iii)       take any action to exempt any Person (other than Parent and the Parent Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Statute or the Company Governing Documents; or

(iv)       resolve or propose to do any of the foregoing.

The Company shall, and shall cause the Company Subsidiary, and its and their respective affiliates, officers, directors and employees to, use its and their reasonable best efforts to cause its and their respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, and shall, within forty-eight (48) hours after execution and delivery of this Agreement, instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any Person that has executed a confidentiality or non-disclosure agreement in connection with any such Competing Proposal or potential Competing Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such Person or its Representatives. The Company shall, on the date hereof, terminate access by any third party (other than Parent, Merger Sub, or their respective Representatives) to any data room (virtual or actual) containing any confidential information of the Company or the Company Subsidiary.

34.       Additionally, the Company must promptly advise Allergan of any proposals or inquiries received from other parties. Section 6.2(c) of the Merger Agreement provides:

Notice. The Company shall promptly (and, in any event, within twenty-four hours (24) hours) notify Parent in writing of the receipt by the Company, the Company Subsidiary or any of their respective Representatives of any inquiry regarding, or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal (including any inquiry or request for nonpublic information relating to the Company or the Company Subsidiary). Any such notice to Parent shall include copies of any written materials (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto) submitted in connection with such Competing Proposal (or inquiry, proposal, offer or request) and indicate the identity of the Person making such Competing Proposal (or inquiry, proposal, offer or request) and the material terms and conditions thereof. Thereafter the Company shall promptly (and, in any event, within twenty-four (24) hours) keep Parent reasonably informed on a current basis regarding any material change to the terms of any such Competing Proposal (or inquiry, proposal, offer or request) and the nature of any information requested of the Company or the Company Subsidiary or any of their respective Representatives with respect thereto. The Company agrees that it and the Company Subsidiary will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 6.2.

35.       Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to change its recommendation of the Proposed Transaction under extremely limited circumstances, and grants Allergan a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.2(e) of the Merger Agreement provides:

Fiduciary Exception to No Change of Recommendation Provision.

(i) Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may make a Change of Recommendation and/or, if applicable, terminate this Agreement pursuant to Section 9.1(d)(i) if after receiving a bona fide, unsolicited written Competing Proposal that did not result from a material breach of Section 6.2, the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors) that (A) such Competing Proposal constitutes a Superior Proposal and (B) in light of such Competing Proposal, the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board under applicable Law; provided, however, that, prior to making such Change of Recommendation or terminating this Agreement pursuant to Section 9.1(d)(i), (1) the Company has given Parent at least four (4) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed Company Acquisition Agreement with the Person making such Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent in writing, and shall have determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors) that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect, and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the four (4) business day period notice period referred to in clause (1) above of this proviso shall instead be equal to the longer of (x) three (3) business days and (y) the period remaining under the notice period under clause (1) of this proviso immediately prior to the delivery of such additional notice under this clause (4)) during which time the Company shall be required to comply with the requirements of this Section 6.2(e)(i) anew with respect to such additional notice pursuant to clauses (1) through (4) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 6.2.

36.       The Merger Agreement also provides for a “termination fee” of $1,000,000 payable by the Company to Allergan if the Individual Defendants cause the Company to terminate the Merger Agreement.

37.       By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

The Solicitation Statement Omits Material Information

38.       On December 29, 2017, defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

39.       The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

40.       First, the Solicitation Statement omits material information regarding the Company’s financial projections and the analyses performed by the Company’s financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”).

41.       With respect to Repros’ financial projections, the Solicitation Statement fails to disclose the Company’s projected cash flows.

42.       With respect to Stifel’s Sum-of-the-Parts Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) Repros’ projected cash flows used by Stifel in the analysis; (ii) the inputs and assumptions underlying the discount rates of 14.0% to 16.0%; (iii) the Company’s total cash, equivalents, and debt; and (iv) the Company’s diluted shares outstanding.

43.       With respect to Stifel’s Premiums Paid Analysis, the Solicitation Statement fails to disclose the premiums paid in the transactions observed by Stifel in the analysis.

44.       The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

45.       Second, the Solicitation Statement fails to disclose whether any non-disclosure agreements executed by the Company and the prospective bidders contained standstill and/or “don’t ask, don’t waive” provisions that are or were preventing those counterparties from submitting superior offers to acquire the Company.

46.       Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are or were permitted to do so, when in fact they are or were contractually prohibited from doing so.

47.       Third, the Solicitation Statement omits material information regarding potential conflicts of interest of the Company’s officers and directors.

48.       Specifically, the Solicitation Statement fails to disclose the timing and nature of all communications regarding future employment and directorship of the Company’s officers and directors, including who participated in all such communications.

49.       Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

50.       The omission of the above-referenced material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: “The Solicitation or Recommendation.”

51.       The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Repros’ stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

52.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

53.       Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

54.       Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

55.       The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

56.       The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

57.       By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

58.       The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

59.       Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

60.       By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

61.       Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

62.       Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

63.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

64.       Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

65.       Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

66.       The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

67.       Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

68.       The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

69.       Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and Allergan)

70.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

71.       The Individual Defendants and Allergan acted as controlling persons of Repros within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Repros and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

72.       Each of the Individual Defendants and Allergan was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

73.       In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

74.       Allergan also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

75.       By virtue of the foregoing, the Individual Defendants and Allergan violated Section 20(a) of the 1934 Act.

76.       As set forth above, the Individual Defendants and Allergan had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

77.       As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

78.       Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.       Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.       In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.       Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.       Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.       Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.       Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: January 3, 2018 OF COUNSEL: RM LAW, P.C. Richard A. Maniskas 1055 Westlakes Drive, Suite 300 Berwyn, PA 19312 Telephone: (484) 324-6800

RIGRODSKY & LONG, P.A.

By: /s/ Brian D. Long

Brian D. Long (#4347)

Gina M. Serra (#5387)

300 Delaware Avenue, Suite 1220

Wilmington, DE 19801

Telephone: (302) 295-5310

Facsimile: (302) 654-7530

Email: bdl@rl-legal.com

Email: gms@rl-legal.com

Attorneys for Plaintiff